UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

AGENDA FOR EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS
On December 21, 2009, KB Financial Group Inc. (“KBFG”) furnished a public notice regarding the convocation of its extraordinary general meeting of shareholders to be held on January 7, 2010. Details of the agenda are as follows:
•	Agenda: Appointment of executive director

•	Details of nominee for executive director

Transactions with
Name			KBFG during the
(Date of Birth)	Current Position	Career	last three years	Note	Term of Office
Chung Won Kang (12/19/1950) (Re-appointment)	• President & CEO, Kookmin Bank •Vice Chairman & CEO, KBFG	• Chief Country Officer, Bankers Trust Group, Korea • Chief Country Officer, Deutsche Bank Group, Korea • President & CEO, (former) Seoul Bank	None	• Nominated by KBFG’s Board of Directors and the Chairman and CEO Nominating Committee	3 years

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 21, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO